                                                             October 3, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  STEALTHGAS INC. (THE "COMPANY")
          REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION NO. 333-127905)

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, as amended
(the "Act") we hereby join in the request of the Company that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to
1:00 pm on October 5, 2005, or as soon as practicable thereafter.

     Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company's preliminary prospectus dated September 7, 2005, through the date hereof: 8000 copies to prospective underwriters, institutional investors, dealers and others.

     We wish to further advise you that the participating underwriters have and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of
1934.

                                             Very truly yours,

                                             CANTOR FITZGERALD & CO.
                                             MORGAN KEEGAN & COMPANY, INC.
                                             JOHNSON RICE & COMPANY L.L.C.
                                             HIBERNIA SOUTHCOAST CAPITAL, INC.
                                             HARRISDIRECT, LLC

                                             By: Cantor Fitzgerald & Co.

                                             By: /s/ Marc Blazer
                                                 -------------------------------
                                                 Marc Blazer
                                                 Managing Director and Head of
                                                 Investment Banking

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